UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

RPX Corporation

(Name of Subject Company)

RPX Corporation

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74972G103

(CUSIP Number of Class of Securities)

Emily T. Gavin

General Counsel

RPX Corporation

One Market Plaza, Suite 1100

San Francisco, California 94105

(866) 779-7641

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Leif B. King

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Ave, Suite 1400

Palo Alto, California 94301-1908

(650) 470-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by RPX Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 21, 2018 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Riptide Purchaser, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Riptide Parent, LLC, a Delaware corporation (“Parent”) (both Parent and Purchaser are beneficially owned by funds affiliated with HGGC, LLC), to acquire all of the outstanding shares of the Company’s common stock, par value $0.0001 per share, at a purchase price of $10.50 per share, net to the seller thereof in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest (such offer, as it may be amended from time to time, the “Offer”). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

The final paragraph of Item 4 under the heading “—Background and Reasons for the Company Board’s Recommendation—Background of the Merger” is hereby amended and supplemented to include the following sentence:

No discussions or negotiations regarding post-closing employment with the Company occurred between HGGC and any Company executive officers prior to the approval and execution of the Merger Agreement.

Item 4 under the heading “—Certain Financial Projections” is hereby amended and restated in its entirety to read as follows and supplemented by adding the following paragraph after the paragraph beginning “The Management Projections were not prepared with a view toward public disclosure”:

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections, though the Company has in the past provided investors with quarterly and full-year financial guidance that may cover areas such as revenue and earnings per share, among other items (although due to the announcement of the Offer and Merger, the Company will not be updating previously disclosed guidance). However, the Company is including certain unaudited prospective financial information prepared by the Company’s management (the “Forecasts”), consisting of the Initial Forecasts and the Management Projections, to provide the Company’s stockholders access to a summary of certain previously nonpublic unaudited prospective financial information that was made available to the Company Board and Special Committee in connection with consideration of the Offer and Merger. The Initial Forecasts were also made available to parties considering an acquisition of the Company (including HGGC, Party A, Party B, Party C, Party E and Party F) beginning in late January 2018 as well as to GCA Advisors. The Management Projections were also provided to GCA Advisors in connection with the rendering of its opinion to the Company Board and performance of its related financial analyses (the Initial Forecasts were not utilized for such purposes).

The Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, neither the Company’s independent auditors, nor any other independent public accounting firm has compiled, examined or performed any procedures with respect to the prospective financial information contained in the Forecasts nor has any such person expressed any opinion or given any form of assurance with respect to such information or the reasonableness, achievability or accuracy of the Forecasts. The summary of the Forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Company Shares in the Offer. The summary of the Management Projections is being included in this Schedule 14D-9 because the Management Projections were provided to the Company Board in connection with its evaluation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and to GCA Advisors in connection with its evaluation of the fairness, from a financial point of view, of the consideration to be received by the holders of Company Common Stock in the Offer or the Merger pursuant to the Merger Agreement. The Forecasts may differ from publicly available analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and the Merger.

The non-GAAP financial measures used in the Management Projections were relied upon by GCA Advisors for purposes of its fairness opinion and by the Company Board in connection with its consideration of the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The SEC rules which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure do not apply to non-GAAP financial measures included in disclosures relating to a proposed business combination like the Offer and the Merger if the disclosure is included in a document like the Schedule 14D-9. Additionally, reconciliations of non-GAAP financial measures were not relied upon by GCA Advisors for purposes of its fairness opinion or by the Company Board in connection with its consideration of the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Management Projections.

The Initial Forecasts were prepared in January 2018 and the Management Projections were prepared in April 2018, and while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Given that the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. The assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and the achievability of the Forecasts include, but are not limited to, general economic conditions and disruptions in the financial, debt, capital, credit or securities markets, changes in the patent risk mitigation market and other industries in which the Company operates, the Company’s ability to obtain financing, acceptance of the Company’s products and services, competition and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017, as amended, and its subsequent quarterly report on Form 10-Q and current reports on Form 8-K. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

The Forecasts also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the Forecasts were prepared. In addition, the Forecasts do not take into account any circumstances, transactions or events occurring after the dates on which the Forecasts were prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the Forecasts. There can be no assurance that the financial results in the Forecasts will be realized, or that future actual financial results will not materially vary from those in the Forecasts.

The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that any of the Company, HGGC, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Forecasts necessarily predictive of actual future events, and they should not be relied upon as such. The inclusion of the Forecasts herein should not be deemed an admission that the forecasts therein are viewed as material information of the Company, and in fact the Company views the Forecasts as non-material because of the inherent risks and uncertainties associated with such long range forecasts. None of the Company, HGGC, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from the Forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date they were generated or to reflect the occurrence of future events even if any or all of the assumptions underlying the Forecasts are thereafter shown to have been made in error. None of the Company, or, to the knowledge of the Company, HGGC, Parent or Purchaser, intends to make publicly available any update or other revisions to the Forecasts. Additionally, none of the Company or its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in any of the Forecasts or that projected results will be achieved. The Company has made no representation to HGGC, Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Forecasts.

All financial projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, as amended, and Quarterly Report on Form 10-Q for the quarter ended March 31, 2018. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in this Schedule 14D-9, or the Company’s other, periodic reports are not applicable to any forward-looking statements made in connection with the Offer. Please refer to the discussion in Item 8 under the heading “—Forward-Looking Statements.”

In light of the foregoing factors and the uncertainties inherent in the Forecasts, the Company’s stockholders are cautioned not to place undue, if any, reliance on such Forecasts.

Initial Forecasts.

The following is a summary of the Initial Forecasts (in millions):

	2018E	2019E	2020E	2021E	2022E
Net Revenue (1)	$281	$279	$299	$318	$341
Operating Income	19	25	64	77	87
EBITDA (2)	177	172	180	188	200
Adjusted EBITDA (3)	87	91	99	107	118
Stock-based Compensation	15	15	15	16	17
Increase (Decrease) in Net Working Capital	(2)	(2)	1	(0)	2
Capital Expenditures (4)	3	3	3	4	4
Cash Taxes	7	9	24	28	32
Free Cash Flow (5)	80	81	71	76	80

(1)	Calculated in accordance with ASC Topic 605, Revenue Recognition.
(2)	EBITDA means net income plus interest expense, stock-based compensation, taxes, depreciation and amortization.
(3)	Adjusted EBITDA means EBITDA less net patent spend.
(4)	Capital Expenditures exclude net patent spend.
(5)	Free Cash Flow means Adjusted EBITDA, less increases in net working capital, less capital expenditures, less cash taxes.

Management Projections.

As compared with the Initial Forecasts, the Management Projections reflected, among other things, Company management’s downwardly revised view of the likely customer renewal rate for the Company’s patent risk mitigation business for the relevant period of time, as well as an increase in net patent spend as a percentage of revenue over the same period of time, based in part, in each case, on the Company’s year-to-date performance. The following is a summary of the Management Projections (in millions):

	2018E	2019E	2020E	2021E	2022E
Net Revenue (1)	$280	$266	$261	$254	$250
Operating Income	18	16	41	43	45
EBITDA (2)	177	164	159	152	148
Adjusted EBITDA (3)	87	75	74	72	73
Stock-based Compensation	15	14	13	13	13

Increase (Decrease) in Net Working Capital	(2)	2	4	3	(0)
Capital Expenditures (4)	3	3	3	3	3
Cash Taxes	7	6	15	16	16
Free Cash Flow (5)	79	64	52	51	54

(1)	Calculated in accordance with ASC Topic 605, Revenue Recognition.
(2)	EBITDA means net income plus interest expense, stock-based compensation, taxes, depreciation and amortization.
(3)	Adjusted EBITDA means EBITDA less net patent spend.
(4)	Capital Expenditures exclude net patent spend.
(5)	Free Cash Flow means Adjusted EBITDA, less increases in net working capital, less capital expenditures, less cash taxes.

The paragraph of Item 4 under the heading “—Opinion of GCA Advisors, LLC—Discounted Cash Flow Analysis” is hereby amended and restated in its entirety to read as follows:

Using the Management Projections, GCA Advisors performed an illustrative discounted cash flow analysis for the Company. Using discount rates ranging from 13% to 15%, reflecting GCA Advisors’ estimates of the Company’s weighted average cost of capital, GCA Advisors discounted to present value as of March 31, 2018 (i) the estimated unlevered free cash flow for the Company for the last three quarters of calendar year 2018 of $55 million (based on the Management Projections, and, for purposes of calculating such unlevered free cash flow, treating stock-based compensation as if it were a cash expense), (ii) the estimated unlevered free cash flow for the Company for calendar year 2019 through calendar year 2022 of, respectively, $50 million, $38 million, $38 million, and $42 million (based on the Management Projections, and, for purposes of calculating such unlevered free cash flow, treating stock-based compensation as if it were a cash expense), and (iii) a range of illustrative terminal values for the Company of $224 million to $349 million, which were calculated before discounting to present value and by applying perpetuity growth rates ranging from negative 3.0% to positive 1.0%, to a terminal year estimate of the free cash flow to be generated by the Company, in each case, as reflected in the Management Projections. The range of discount rates and perpetuity growth rates were estimated by GCA Advisors utilizing its professional judgment and experience, taking into account publicly available data, comparative analysis and the Company’s current cost of capital (which, in GCA Advisors’ judgment, was equal to its current cost of equity capital given that the Company had no debt and its projected financial performance would make it very challenging for it to raise debt financing on attractive terms). GCA Advisors derived ranges of illustrative enterprise values for the Company by adding the ranges of present values it derived above. GCA Advisors then added the net cash of the Company, including short-term investments, of approximately $168 million as of March 31, 2018, as provided by Company management, to the range of illustrative enterprise values it derived for the Company to derive a range of illustrative equity values for the Company. GCA Advisors then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Company Common Stock as of April 30, 2018 using the treasury stock method, or 52.8 million total shares, to derive a range of illustrative present values per share ranging from $8.58 to $10.20. GCA Advisors noted that the per share value implied by the Consideration was above the range of per share values for the Company Common Stock implied by the discounted cash flow analysis.

The paragraph of Item 4 under the heading “—Opinion of GCA Advisors, LLC—Other Information—Negative Spot Premium Comparison” is hereby amended, restated and supplemented to read as follows:

GCA Advisors also reviewed the consideration paid in completed or announced acquisitions since April 1, 2010 that had a negative spot premium as compared against the closing prices of the target company as of the last trading day immediately prior to the announcement of such acquisitions, involving 27 publicly traded companies in North America with implied transaction values in excess of $50 million, which acquisitions were paid for with consideration consisting of cash only for all of the target company’s capital stock. GCA Advisors calculated the negative spot premiums paid in these transactions over the closing prices of the target companies as of the last trading day immediately prior to the announcement of such acquisitions. Of the 27 transactions analyzed, 13 included a discount of 4% or more and a plurality of the transactions analyzed were in the technology sector. The transactions analyzed by GCA Advisors, and their respective negative spot premia, are shown in the summary table below.

Announced Date	Target Name	Buyer Name	Premium / (Discount) 1-Day Prior to Announcement
04/10/2018	Analogic Corporation	Altaris Capital Partners, LLC	(13%)
12/19/2017	Kindred Healthcare, Inc.	TPG Capital, L.P.	(5%)
10/26/2017	Inventure Foods, Inc.	Utz Quality Foods, LLC	(10%)
07/18/2017	Rocket Fuel Inc.	Sizmek Inc.	(3%)
07/03/2017	NCI, Inc.	H.I.G. Capital, LLC	(5%)
05/09/2017	West Corporation	Apollo Global Management, LLC	(3%)
05/05/2017	VWR Corporation	Avantor Performance Materials, Inc.	(2%)
04/10/2017	Intrawest Resorts Holdings, Inc.	Aspen Skiing Company, LLC	(6%)
09/02/2016	Lifeline Scientific, Inc.	Shanghai Genext Medical Technology Co. Ltd	(1%)
05/26/2016	Smart Technologies Inc.	Foxconn Singapore Pte. Ltd.	(8%)
08/24/2015	Belk Inc.	Sycamore Partners	(13%)
03/02/2015	Aruba Networks	HP Inc.	(1%)
11/25/2013	Harris Insights & Analytics	Nielsen Holdings plc	(2%)
09/23/2013	Official Payments Holdings, Inc.	ACI Worldwide, Inc.	(2%)
08/26/2013	Globecomm Systems Inc.	Wasserstein & Co.	(2%)
07/30/2013	Optimer Pharmaceuticals, Inc.	Cubist Pharmaceuticals LLC	(19%)
08/27/2012	Deltek, Inc.	Thoma Bravo, LLC	(7%)
02/21/2012	ATS Corporation	Salient CRGT, Inc.	(2%)
05/05/2011	Marsulex Inc.	Chemtrade Logistics Income Fund	(1%)
03/11/2011	Lawson Software, Inc.	Golden Gate Capital	(2%)
02/22/2011	Clinical Data, Inc.	Forest Laboratories, LLC	(12%)
02/14/2011	Hughes Communications, Inc.	EchoStar Satellite Services L.L.C.	(2%)
02/14/2011	Envision Healthcare Corporation	Clayton, Dubilier & Rice, Inc.	(9%)
12/14/2010	Dynamex Inc.	TFI International Inc.	(1%)
12/09/2010	Compellent Technologies, Inc.	Dell Technologies Inc.	(18%)
10/18/2010	Commercial Barge Line Company	Platinum Equity, LLC	(1%)
10/04/2010	AVINTIV Specialty Materials Inc.	The Blackstone Group	(32%)

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

RPX CORPORATION

By:	/s/ Emily Gavin
Emily Gavin
General Counsel

Dated: June 11, 2018